Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration Statement No. 333-132747 Dated August 3, 2007

Performance Tracking Securities
Efficient Access to Markets and Trading Strategies
UBS AG Securities Linked to the CBOE S&P 500 BuyWrite Index (BXMSM)

Indicative Terms		Product Description

Access to Covered Call Strategies
Performance Tracking Securities linked to the (the “Securities”) CBOE S&P 500 BuyWrite Index (the “BXM”) offer investors exposure to a benchmark for covered call strategies. The BXM is designed to track the performance of a hypothetical covered call strategy (also referred to as a “buy-write” strategy) on the S&P 500® Index (the “S&P 500®”). The Securities provide full upside and downside exposure to the BXM, subject to an Upfront Fee and a Fee Amount. Investing in the Securities involves significant risks. You may lose some or all of your principal.
Issuer	UBS AG (Jersey Branch)
Principal Amount	$10 per Security
Investment Amount	$9.875 per Security (equal to the Principal Amount
minus the Upfront Fee)
Underlying Index	CBOE S&P 500 BuyWrite Index (BXMSM)
Term	5 Years, with annual exchange rights
Redemption	At maturity, or upon an early exchange, investors
Amount	will receive a payment equal to the Investment
Amount multiplied by the Index Performance minus
the Fee Amount:
	(Investment Amount x Index	Benefits
Performance) – Fee Amount
Investors will lose some or all of their invest-

❑  Access to Covered Call Strategy: The Securities provide efficient access to a covered call trading strategy as replicated by the BXM. Covered call strategies generate premium income that can enhance portfolio returns in bearish and moderately bullish markets but can underperform if equity returns exceed the premiums received.

❑  Tax Efficiency: Gains or losses should receive long-term capital treatment if held over 1 year.*

❑  Annual Exchange Right: You will have the right to exchange all or a portion of your Securities each year for their Redemption Amount.

*    UBS AG and its subsidiaries and affiliates do not provide tax advice.

ment if the BXM declines over the term
of the Securities or does not appreciate suffi-
ciently to offset the cumulative effect of the
fees.
Index Performance	Index Ending Level
Index Starting Level
Index Starting Level	The closing level of the BXM on the Trade Date
Index Ending Level	The closing level of the BXM on any trading day
or, for the purposes of calculating the Redemption
Amount, the closing level of the BXM on the
applicable Valuation Date or the Final Valuation
Date, as the case may be.
Upfront Fee	1.25%
Fee Amount	1.25% per annum. Accrues on a daily basis equal to
(1.25%/365) x Investment Amount x Index Performance
Exchange Right:	You may exchange your Securities on any Exchange
Date for the Redemption Amount, determined on
the applicable Valuation Date, by instructing your
broker or other person through whom you hold
your Securities, no later than 12:00 p.m. (New York
City time) on the 10th business day prior to the
applicable Exchange Date.
Trade Date*	August 28, 2007
Settlement Date*	August 31, 2007
Exchange Dates*	September 3, 2008, August 31, 2009, August 31,
2010, August 31, 2011
Valuation Dates*	3 business days prior to each Exchange Date and
the Maturity Date. August 28, 2012 is the “Final
Valuation Date.”*
Maturity Date*	August 31, 2012
*Expected

This offering summary represents a summary of the terms and conditions of the Securities. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering dated August 3, 2007. We are using this issuer free writing prospectus and the attached preliminary prospectus to solicit from you an offer to purchase the Securities. You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you of any material changes to the terms of the Securities. *Unless we notify you otherwise, in the event that we make any change to the expected trade date and settlement date, we will make corresponding changes to the Valuation Dates, including the Final Valuation Date, the Exchange Dates and the maturity date to ensure that the stated term of the Securities remains the same.

Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration Statement No. 333-132747 Dated August 3, 2007

Index Description	Historical Performance

CBOE S&P 500 BuyWrite Index (BXMSM)

Announced in April 2002, the BXM was developed by the CBOE in connection with Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”). The BXM measures the total rate of return of a hypothetical “covered call” strategy (also referred to as a “buy-write” strategy) on the S&P 500® Index (the “S&P 500®”). This strategy consists of a hypothetical portfolio consisting of a “long” position indexed to the S&P 500® (i.e., a position in which the S&P 500® constituent stocks are held) and the deemed sale of a succession of one-month, at or slightly out-of-the-money call options on the S&P 500® that are listed on the CBOE.

The BXM measures the total return performance of the covered S&P 500® portfolio by incorporating the value of the ordinary cash dividends paid on the S&P 500® constituent stocks and the option premiums received from writing call options on the S&P 500®.

The graph below compares the performance of the BXM and S&P 500® Total Return Index, which assumes the reinvestment of the dividend yield on the S&P 500®, from June 30, 1997 through August 1, 2007. For comparison purposes, the levels of the BXM and the S&P 500® Total Return Index illustrated below have been recalculated in order to start from a level of 100 on June 30, 1997. Historical performance is not indicative of future performance.

Source: Bloomberg L.P.

Investor Suitability and Key Risks

The Securities may be suitable for you if:

w  You seek exposure to a covered call strategy on the S&P 500® as measured by the BXM.

w  You believe that, over the holding period for the Securities, the S&P 500® will not appreciate by more than the amount of income derived from the premium on the call options for such month.

w  You believe the level of the BXM will increase during the term of the Securities by an amount great enough to offset the cumulative effect of the fees.

w  You are willing to accept the risk that you may lose some or all of your investment if the Index Ending Level is below the Index Starting Level.

w  You do not seek current income from your investment.

w  You are willing to hold the Securities until an Exchange Date or until maturity.

The Securities may not be suitable for you if:

w  You believe that the S&P 500® will appreciate over the term of the Securities by an amount that will exceed the income derived from the premiums on the call options on the S&P 500®.

w  You believe that the level of the BXM will decline over the term of the Securities or the Index Ending Level will not exceed the Index Starting Level by an amount sufficient to offset the cumulative effect of the fees.

w  You are not willing to accept the risk that you may lose some or all of your principal.

w  You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

w  You are unable or unwilling to hold the Securities to maturity or to an early exchange date.

w  You seek current income from your investment.

w  You seek an investment for which there will be an active secondary market.

Key Risks:

w  You may lose some or all of your principal—the Securities are fully exposed to any decline in the level of the BXM (as measured by the Index Performance). You will lose some or all of your principal if the Index Ending Level is below the Index Starting Level or if the Index Ending Level is not sufficiently above the Index Starting Level to offset the cumulative effect of the fees.

w  Cumulative effect of the fees—The cumulative effect of the fees will reduce your participation in the performance of the BXM.

w  Market risk—The return on the Securities, which may be positive or negative, is directly linked to the performance of the BXM and indirectly linked to the performance of the S&P 500® and the price of call options on the S&P 500®. The return, therefore, will depend on whether, and the extent to which, the levels of the BXM and the S&P 500® increase or decrease and the price of call options on the S&P 500®.

w  Limited participation in S&P 500® appreciation—By using a covered call strategy, the BXM limits participation in the appreciation of the S&P 500® beyond the strike price of the call options that are sold on the S&P 500® each month. As a result, in periods of significant stock market appreciation in the U.S., the return on an investment in the Securities is likely to be substantially lower than the return on a comparable investment linked directly to the S&P 500®.

w  No interest payments or income from the Securities—You will not receive any interest payments on the Securities and you will not receive any income from the sale of call options included in the BXM.

w  There may be little or no secondary market in the Securities—The Securities will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. If you are able to sell your Securities prior to the applicable Exchange Date or the maturity date, you may have to sell them at a substantial loss.

Investors are urged to review “Risk Factors” in the preliminary prospectus supplement relating to this offering for a more detailed description of the risks related to an investment in the Securities.

The returns on UBS structured notes are linked to the performance of the relevant underlying asset or index. Investing in a structured note is not equivalent to investing directly in the underlying asset or index. Before investing, investors should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free at 1-800-657-9836.